UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Helix Power Corporation

Legal status of issuer

       Form
       C-corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 31, 2013

Physical address of issuer
28 Dane Street, Somerville, MA 02143

Website of issuer
https://www.helixpower.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$352,902	$197,279
Cash & Cash Equivalents	$68,584	$64,440
Accounts Receivable	$163,934	$67,671
Short-term Debt	$68,813	$198,903
Long-term Debt	$0	$0
Revenues/Sales	$522,941	$1,063,072
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$246,978	$480,104

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 30, 2021

Helix Power Corporation



Up to $1,070,000 of Crowd Notes

Helix Power Corporation ("Helix Power Corp", "Helix Power", "Helix", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 30, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by October 30, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by October 15, 2021 will be permitted to increase their subscription amount at any time on or before October 30, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after October 15, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to October 30, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.helixpower.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://www.seedinvest.com/helix.power

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Helix Power Corporation ("the Company") is a Delaware corporation, incorporated on July 31, 2013.

The Company is located at 28 Dane Street, Somerville, MA 02143.

The Company's website is https://www.helixpower.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/helix.power and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	October 30, 2021
Use of proceeds	See the description of the use of proceeds on page 12 and 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13, and 15 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company conducts business in a heavily regulated industry. If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The energy industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur

significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its product. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other events which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse events could put investors' dollars at significant risk.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. The Company is dependent on a relatively small team of executives and directors. The Company does not hold Key Man insurance and there can be no guarantee that all key personnel will continue to be employed

by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's cash position is relatively low. The Company currently has approximately $41,000 in cash balances as of June 30, 2021. This equates to about 4-5 months of runway. The Company believes that it is able to continue extracting cash from grants to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has participated in related party transactions. The Company has related party transactions with a related entity for consulting services and other related party transactions which include accrued expense reimbursements. As of October 31, 2020 and 2019, expense reimbursements owed to related parties were $39,264 and $21,723, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. However, the company has prepared reviewed financials with a third party CPA. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's business and operations are sensitive to general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been

registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 valuation cap, so you should not view the $10,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Helix Power Corporation was formed in 2013 as a C-Corporation in Delaware and is headquartered in Somerville, Massachusetts.

Helix Power Corporation has a product in development, targeting the energy storage and power management markets. The Helix product is a 1 MW flywheel system with capacity for high power, high cyclic charge & discharge, short duration charge & discharge and continuous operation. These industrial markets include Grid power, Large Seaport Cranes and Rapid Transit. The Helix product will be located at or near a power plant / wind farm, at the seaport and at or near a rapid transit substation, respectively.

The Company completed two purchase orders with Sandia National Laboratories to complete manufacturing drawings for the new flywheel mechanical hardware, complete the Balance of Systems engineering, and parent submittals and to define and assemble a flywheel based on the engineering design drawings from their previous subcontract in 2018. The Company is also involved in a funding agreement with NYSERDA, a quasi-governmental agency in New York state. The agreement permits NYSERDA to have some share in the product once it is marketed, under certain conditions. We noted the project is organized in phases and the successful completion of each phase requires the attainment of task deliverables scheduled for completion during that phase.

Business Plan

Mission. Helix Power plans to fill the gap between energy supply & demand with our proprietary and patented flywheel short-term energy storage system.

Vision. Helix Power aims to enable a reliable and resilient zero-carbon grid.

Requirements & Markets Fit. Target markets include Grid Balancing (for zero carbon), Large seaport cranes, Rapid Transit, and Microgrids. These markets all have short-duration storage requirements that Helix Power satisfies: high power (1MW+), high number of cycles (1M+), short charge/ discharge time (90 sec), continuous operation, long life (20 yrs+), and low life cycle cost.

The Product & Technical Advantage. Helix's first product is a patented 1 MW flywheel system. This includes the flywheel and power electronics system. The Helix system has unique design features that set it apart and satisfy the above requirements. These include active cooling, a permanent magnet motor, operation in a vacuum, state-of-the-art power electronics, magnetic bearings, and a composite rotor.

The Value Prop. The Helix system provides GHG reduction, grid reliability, grid asset life enhancement, energy savings, peak power reduction, speed of operation, and cost productivity and savings versus current methods.

Multiple Grant Awards. Helix has received grants from New York State Energy Research & Development Authority (NYSERDA) and Sandia National Laboratories (US DoE). Grants have been used for completing the design (extensive reviews), drawings, analysis, select component test, competitive price quoting, and placing suppliers on PO.

Product Status & Plan Forward. Currently, plans to procure hardware for the full-scale prototype flywheel system. Build and test is planned for Q1 2022. A 2nd full-scale system is planned for testing and customer deployment in Q4 2022. Commercialization is planned for Q4 2023.

Company Structure. The company maintains a small internal team and relies upon subcontractor relationships for a significant portion of technology co-development.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Hardware Procurement & Assembly	60%	60%	60%
Research & Development Labor	15%	15%	15%
Operations & Salaries	18%	18%	18%
Transaction & Admin Costs	8%	8%	8%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Matthew Lazarewicz	President & Co-Founder	Responsible for leading Helix Power's direction, relationships, and day-to-day business activities.
John Bourneuf	Vice President, Operations & Engineering	Responsible for leading Helix Power's development process including management of key supplier relationships and interaction.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	3,943,750	Yes	N/A	N/A	**100%**	N/A
Common Options	800,000	Yes, If Exercised	N/A	N/A	N/A	N/A

The Company issued a 2020 stock option plan in which a maximum 800,000 shares may be issued. The plan is effective for 10 years and option holders would be able to exercise vested shares subject to certain limitations within the plan. As of December 31, 2020, there were 201,333 options issued.

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable as occurs through day-to-day operations.

Ownership
A majority of the Company is owned by Matthew Lazarewicz.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Matthew Lazarewicz	2,000,000 Common	50.71%
Kevin Blackman	1,250,000 Common	31.70%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Helix Power Corporation ("the Company") is a corporation organized on July 31, 2013 under the laws of the State of Delaware, and is headquartered in Somerville, Massachusetts. The Company plans to manufacture flywheel power systems for energy storage for high-cycle, high-power, long-life applications. The Company's fiscal year end is October 31.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $41,000 in cash on hand as of June 30, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Crowd Notes are being offered with a valuation cap of $10,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not made any issuances of securities for fundraising purposes since inception. The Company has been funded via grant awards from various funding sources since inception, to complete design and development of their technology.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $75,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration

statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has related party transactions with a related entity for consulting services and other related party transactions which include accrued expense reimbursements. As of October 31, 2020 and 2019, expense reimbursements owed to related parties were $39,264 and $21,723, respectively.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew Lazarewicz
_____
(Signature)

Matthew Lazarewicz
_____
(Name)

President & Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Lazarewicz
_____
(Signature)

Matthew Lazarewicz
_____
(Name)

President & Co-Founder
_____
(Title)

July 30, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



Helix Power Corporation

FINANCIAL STATEMENTS (Unaudited)
October 31, 2020 and 2019

Helix Power Corporation

FINANCIAL STATEMENTS
October 31, 2020 and 2019

Table of Contents





F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Helix Power Corporation
Somerville, Massachusetts

We have reviewed the accompanying financial statements of Helix Power Corporation (a C-corporation) which comprise the balance sheets as of October 31, 2020 and 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
June 23, 2021

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Helix Power Corporation
BALANCE SHEETS

October 31, 2020 and 2019 (unaudited)

Assets

	2020	2019
Current assets		
Cash and cash equivalents	$ 68,584	$ 64,440
Accounts receivable, net	163,934	67,671
Prepaid Expenses	2,500	-
Total current assets	235,018	132,111
Patents, net	117,884	65,168
Total assets	$ 352,902	$ 197,279

Liabilities and Stockholders' Equity (Deficit)

	2020	2019
Current liabilities		
Accounts payable	$ 17,208	$ 172,309
Accounts payable - related party	39,264	21,723
Accrued expenses	12,341	4,871
Total current liabilities	68,813	198,903
Total liabilities	68,813	198,903
Stockholders' equity (deficit)		
Common stock, $0.0001 par value, 20,000,000 shares authorized;		
3,986,250 shares issued and outstanding as of October 31, 2020 and 2019	396	396
Treasury stock, $0.0001 par value	(66)	(66)
Additional paid-in capital	38,735	-
Retained earnings	245,024	(1,954)
Total stockholders' equity (deficit)	284,089	(1,624)
Total liabilities and stockholders' equity (deficit)	$ 352,902	$ 197,279

See independent accountants' review report and accompanying notes to the financial statements.

-2-

Helix Power Corporation
STATEMENTS OF OPERATIONS

Years Ended October 31, 2020 and 2019 (unaudited)

		2020		2019
Sales	$	522,941	$	1,063,072
Gross profit		522,941		1,063,072
Operating expenses				
General & administrative		31,065		26,216.00
Legal & professional		24,133		29,182
Product development expenses		228,852		492,143
Payroll and payroll related expenses		15,650		35,427
Total operating expenses		299,700		582,968
Operating income		223,241		480,104
Other income (expenses)				
Other income (expense)		23,737		-
Net income	$	246,978	$	480,104

See independent accountants' review report and accompanying notes to the financial statements.

-3-

Helix Power Corporation
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended October 31, 2020 and 2019 (unaudited)

| | Common Stock | | | Additional | | |
	Shares	Amount	Treasury Shares	Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2018	3,986,250	$ 396	$ (66)	$ -	$ (482,058)	$ (481,728)
Net income	-	-	-	-	480,104	480,104
Balance, October 31, 2019	3,986,250	396	(66)	-	(1,954)	(1,624)
Stock based compensation	-	-	-	38,735	-	38,735
Net income	-	-	-	-	246,978	246,978
Balance, October 31, 2020	3,986,250	$ 396	$ (66)	$ 38,735	$ 245,024	$ 284,089

Helix Power Corporation
STATEMENTS OF CASH FLOWS

Years Ended October 31, 2020 and 2019 (unaudited)

	2020		2019
Cash flows from operating activities			
Net income	$ 246,978	$	480,104
Adjustments to reconcile net income to net cash			
provided by (used in) operating activities:			
Amortization	1,217		-
Share based compensation	38,735		-
(Increase) decrease in assets:			
Accounts receivable	(96,263)		39,390
Prepaid Expenses	(2,500)		-
Increase (decrease) in liabilities:			
Deferred Revenue	-		(450,522)
Accounts payable	(155,101)		(5,506)
Accounts payable - related party	17,541		21,723
Accrued interest	7,470		4,871
Net cash provided by operating activities	58,077		90,060
Cash flows from investing activities			
Patent expense	(53,933)		(65,168)
Net cash used in investing activities	(53,933)		(65,168)
Net cash provided by (used in) financing activities	-		-
Net increase (decrease) in cash and cash equivalents	4,144		24,892
Cash and cash equivalents at beginning of year	64,440		39,548
Cash and cash equivalents at end of year	$ 68,584	$	64,440
Supplemental Disclosure			
Interest paid	$ -	$	-
Taxes paid	$ -	$	-

See independent accountants' review report and accompanying notes to the financial statements.

-5-

Helix Power Corporation
NOTES TO THE FINANCIAL STATEMENTS

Years Ended October 31, 2020 and 2019 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Helix Power Corporation ("Helix" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities
Helix Power Corporation was formed in 2013 as a C-Corporation and is headquartered in Somerville, Massachusetts.

Helix Power Corporation has a product in development, targeting the energy storage and power management markets. The Helix product is a 1 MW flywheel system with capacity for high power, high cyclic charge & discharge, short duration charge & discharge and continuous operation. These industrial markets include Grid power, Large Seaport Cranes and Rapid Transit. The Helix product will be located at or near a power plant / wind farm, at the seaport and at or near a rapid transit substation, respectively.

The Company is involved in two purchase orders with Sandia National Laboratories to complete manufacturing drawings for the new flywheel mechanical hardware, complete the Balance of Systems engineering, and parent submittals and to define and assemble a flywheel based on the engineering design drawings from their previous subcontract in 2018. The Company is also involved in a funding agreement with NYSERDA, a quasi-governmental agency in New York state. The agreement permits NYSERDA to have some share in the product once it is marketed, under certain conditions. We noted the project is organized in phases, with each phase having duration of one calendar quarter and the successful completion of each phase requires the attainment of task deliverables schedule for completion during that phase.

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is October 31.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable
Accounts receivable are carried at the original invoice amount. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 and $0 as of October 31, 2020 and 2019, respectively.

As of October 31, 2020 and 2019, 100% of receivables were from one customers, respectively.

Helix Power Corporation
NOTES TO THE FINANCIAL STATEMENTS

Years Ended October 31, 2020 and 2019 (unaudited)

Intangible Assets

The Company capitalizes the costs associated with the patents and amortizes the approved patents on a straight-line method over the estimated useful lives of the assets which is generally fifteen years for all patents. The Company currently has four patents relative to their flywheel system, of which, only one is issued and approved as of the year ended October 31, 2020.

Amortization expense for the one issued patent was $1,217 and $0 for the years ended October 31, 2020 and 2019, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.	Identify the contract with a customer
II.	Identify the performance obligations in the contract
III.	Determine the transaction price
IV.	Allocate the transaction price to the performance obligations in the contract
V.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue is recognized when the obligations of the funding agreements are completed. Revenue is presented net of returns and discounts.

For the years ended October 31, 2020 and 2019, 100% and 95% of revenue was from two customers, respectively.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Note 2 – Equity

The Company issued a 2020 stock option plan in which a maximum 800,000 shares may be issued. The plan is effective for 10 years and option holders would be able to exercise vested shares subject to certain limitations within the plan. As of October 31, 2020 and 2019, there were 153,333 and 0 options issued, respectively, which resulted in $38,735 and $0 in stock based compensation, respectively.

Note 3 – Related Party Transactions

The Company has related party transactions with a related entity for consulting services and other related party transactions which include accrued expense reimbursements. As of October 31, 2020 and 2019, expense reimbursements owed to related parties were $39,264 and $21,723, respectively.

Helix Power Corporation
NOTES TO THE FINANCIAL STATEMENTS

Years Ended October 31, 2020 and 2019 (unaudited)

Note 4 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2018 are open for inspection.

The federal net operating loss carryforwards are subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely. The federal income tax rate for the two years ending October 31, 2020 and 2019 is 21%. The Company also files returns in the states of Massachusetts and New York.

During the year ended October 31, 2020, the Company generated positive income and has accrued income tax expense of $10,860 and accrued state income taxes of $481. As of October 31, 2019 the Company had accrued $1,190 of federal income tax and $481 of state income taxes.

Note 5 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 6 – Subsequent Events

Management has evaluated subsequent events through June 23, 2021, which is the date these financial statements were available to be issued and noted the below for disclosure.

On December 1, 2020, the Company issued 48,000 stock options to Philip Meyer at an exercise price of $.22/share.

EXHIBIT C
PDF of SI Website



Renewable Energy | Clean Energy | Energy Efficiency | Boston

Website: http://www.helixpower.com

Share:

Helix Power Corporation

Sustainable energy storage enabling a zero-carbon future for applications such as grid balancing, rapid transit, seaport cranes, and microgrids.

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$1,000	$10,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN HELIX POWER CORPORATION

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Helix Power Corporation is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Grant funding from Sandia National Laboratories (US DoE), New York, and Massachusetts
- Major co-developers on purchase order to manufacture prototype hardware, including Waukesha Magnetic Bearings, Spencer Composites, and Abstract Power Electronics
- One issued patent for flywheel technology system and three patents pending for the rotor, hub, and cooling systems
- Energy storage with novel flywheel technology for multi-billion dollar markets such as grid balancing, rapid transit, seaport cranes and microgrids
- Founders and leadership with extensive flywheel expertise, including roles as CTO of AFS Trinity and Beacon Power

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $10,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Helix Power is filling the gap between energy supply & demand with our proprietary and patented flywheel short-term energy storage system.

Vision. Helix Power aims to enable a reliable and resilient zero-carbon grid.

Requirements & Markets Fit. Target markets include Grid Balancing (for zero carbon), Large seaport cranes, Rapid Transit, and Microgrids. These markets all have short-duration storage requirements that Helix Power satisfies: high power (1MW+), high number of cycles (1M+ est.), short charge/ discharge time (90 sec), continuous operation, long life (20 yr+ est.), and low life cycle cost.

The Product & Technical Advantage. Helix's first product is a patented 1 MW flywheel system, including the flywheel and power electronics system. The Helix system has unique design features that set it apart and satisfy the above requirements. These include active cooling, a permanent magnet motor, operation in a vacuum, state-of-the-art power electronics, magnetic bearings, and a composite rotor.

The Value Prop. The Helix system provides greenhouse gas (GHG) reduction, grid reliability and asset life enhancement, energy savings, peak power reduction, speed of operation, and cost productivity versus current methods.

Multiple Grant Awards. Helix has received grants from New York State Energy Research & Development Authority (NYSERDA) and Sandia National Laboratories (US DoE). Grants have been used to complete our design (extensive reviews), drawings, analysis, select component tests, price quoting, and placing suppliers on purchase order (PO).

Product Status & Plan Forward. Currently, hardware is being procured for the full-scale prototype flywheel system. Build and test is planned for Q1 2022. A 2nd full-scale system is planned for testing and customer deployment in Q4 2022. Commercialization is planned for Q4 2023.

Company Structure. The technology co-development team includes Belcan Engineering, Abstract Power Electronics, Windings, Inc, Waukesha Magnetic Bearings, and Walco Electric.

Pitch Deck



Gallery





1MW Flywheel Cross Section.
This cross section highlights the internal structure of the flywheel energy storage system.

The Team

Founders and Officers



Matthew Lazarewicz
PRESIDENT & FOUNDER

Matthew has 20 years of experience in the energy storage market. He was the CTO of Beacon Power, which built the world's largest flywheel energy storage facility. He was also the Mechanical Design Manager for GE Aircraft, overseeing designs for the F404 / F414 engines for the F-18 jet.

BSME, MSME & MS Management from MIT.



Kevin Blackman
CO-FOUNDER & BUSINESS OPERATIONS ADVISOR

Kevin is a corporate strategist and entrepreneur. He assisted clients in qualifying for over $500 million in non-dilutive capital.

JD from University of Chicago; MPP from Harvard University; AB from Brown University



John Bourneuf
VP., OPERATIONS & ENGINEERING

John has experience as a Senior VP of UTC Operations at Belcan Engineering. He was also the GM overseeing A/C Structural & L/G Forgings at Precision Cast Parts. John was the Systems Engineering Manager at GE Aviation for the CF-34, Adv Engines, as well as a Business Owner for Falcon 2000 engines and the International Sales Director.

BSME – Notre Dame; MSME – Northeastern. MS Management. MIT, Sloan Fellow (GE)



Philip Meyer
DIRECTOR, ENGINEERING & DEVELOPMENT

Philip has experience at Belcan Engineering as an Operations Manager as well as at Boston Operations.

BSME from Case Western Reserve University, MBA from Xavier University

Notable Advisors & Investors



Donald Bender
Advisor, Currently at Sandia Nat'l Labs. AFS Trinity Power, CTO. BSME, MSME MIT.



Dr. Joseph M. Rife
Advisor, Exec. in Residence Greentown Labs. BSME, MSME, PhD MIT.



Dr. Herman Wiegman
Advisor, GE Global Research. Electrical systems & energy storage. PhD U-Wisconsin.



Dr. Robert Bachrach
Advisor, Applied Materials, Corp. Director of Technology. BS MIT, PhD U-Illinois.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of shares:	Investors who invest less than $75,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Helix Power Corp has set an overall target minimum of US $500,000 for the round, Helix Power Corp must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Helix Power Corp's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

● Hardware Procurement... ● R&D Labor
● Operations & Salaries ● Transaction & Admin C...



If Maximum Amount Is Raised

● Hardware Procurement... ● R&D Labor
● Operations & Salaries ● Transaction & Admin C...

Prior Rounds

This chart does not represent guarantee of future valuation growth and/or declines.

NYSERDA Grant Funding

Round Size	US $1,000,000
Closed Date	Mar 20, 2019

Sandia National Labs (DoE) Grant Funding

Round Size	US $1,220,000
Closed Date	Jul 23, 2019

Massachusetts CEC Grant Funding

Round Size	US $96,000
Closed Date	Jun 30, 2018

Market Landscape



Global stationary storage market forecasts, Annual Revenue ($)

Source: Lux Research - Global Energy Storage Market Forecast 2019

Stationary energy storage is an emerging market that Helix Power seeks to become a major player in.

This chart shows the forecasted market for stationary energy storage, estimated at $12B in 2021 and forecasted to grow to over $100B by 2035.

The stationary segment excludes mobile energy storage applications, like personal electronics and on-board electric vehicles. Stationary energy storage is projected to be a growth industry as a result of the transition to zero-emissions energy. As more and more automobiles, mass transit, cranes and other industrial equipment are transitioned to electricity, the burden placed on the supporting electric infrastructure, like charging stations and local utility substations, increases in overall load and variability.

Stationary energy storage flattens the demand variability and reduces the need for larger infrastructure installations to handle surge situations.

Helix's 1MW flywheel technology will be a participant in this market, aiming to enable longer asset life for the remainder of the market space.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company conducts business in a heavily regulated industry. If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The energy industry is heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payers, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from the government programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its product. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. The Company is dependent on a relatively small team of executives and directors. The Company does not hold Key Man insurance and there can be no guarantee that all key personnel will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough cash and inventory runway for the rest of the year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's cash position is relatively low. The Company currently has approximately $41,000 in cash balances as of June 30, 2021. This equates to about 6 months of runway. The Company believes that it is able to continue extracting cash from grants to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has participated in related party transactions. The Company has related party transactions with a related entity for consulting services and other related party transactions which include accrued expense reimbursements. As of October 31, 2020 and 2019, expense reimbursements owed to related parties were $39,264 and $21,723, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's business and operations are sensitive to general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Helix Power Corporation's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Helix Power Corporation's Form C

Data Room

NAME	LAST MODIFIED	TYPE
Financials (3 files)	Mar 25, 2021	Folder
Fundraising Round (1 file)	Mar 25, 2021	Folder
Investor Agreements (1 file)	Mar 25, 2021	Folder
Miscellaneous (4 files)	Mar 25, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Helix Power Corporation

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Helix Power Corporation. Once Helix Power Corporation accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Helix Power Corporation in exchange for your securities. At that point, you will be a proud owner in Helix Power Corporation.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Helix Power Corporation has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Helix Power Corporation does not plan to list these securities on a national exchange or another secondary market. At some point Helix Power Corporation may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Helix Power Corporation either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Helix Power Corporation's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Helix Power Corporation's Form C. The Form C includes important details about Helix Power Corporation's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

HELIX POWER

Sustainable energy storage enabling a zero-carbon future.





What we do



TRANSIT



GRID BALANCING



SEAPORT CRANES

Helix Power is a developer of grid-scale, high-power energy storage and power management systems. Helix's 1 megawatt (MW) flywheel is designed for extreme power management/energy storage to continuously manage MW+ power surges and sags.

The implementation of Helix's technology enables a zero carbon future with reliable and resilient energy infrastructure.

The transition to a greener, more sustainable future has its energy challenges

SUPPLY

Proliferation of renewable energy generation has created inherently intermittent energy supply with previously unseen peaks and valleys.

DEMAND

Continued electrification of automobiles, mass transit, and climate control has created an ever increasing electricity demand, with higher short term surges.

HELIX POWER

We're filling the critical short duration gap between supply & demand with our proprietary, patented flywheel short-term energy storage system.



Intermittent Supply



Helix Power's Solution:
Storing Supply to Meet Demand



Variable Demand

OUR FLYWHEEL TECHNOLOGY

Flywheels store energy as the kinetic energy of a spinning rotor

- When surplus energy exists, the motor/generator draws power, spinning the rotor faster
- When the energy is demanded again, the inertia of the rotor drives the motor/generator, slowing the rotor and creating electricity

Using a carbon fiber rotor, frictionless magnetic bearings and sealing the entire system in a vacuum optimize efficiency, it is estimated 95% of the energy stored can be returned to the source.

Advanced power electronics manage the entire system, switching between 'charge' and 'discharge' mode.



rotor

motor/generator

cross section view

3 ft/0.9 m

6 ft/1.8 m

OUR PATENTED TECHNOLOGY GIVES US A PROTECTED ADVANTAGE


1
2
3
4

cross section view

1) HIGH POWER FLYWHEEL SYSTEM
PATENT PUBLISHED IN US & EU
PATENT GRANTED IN GREAT BRITAIN, GERMANY, FRANCE & HONG KONG

2) ROTOR HUB FOR A FLYWHEEL ENERGY STORAGE SYSTEM
PATENT PENDING IN THE US

3) COMPOSITE ROTOR GEOMETRY FOR A FLYWHEEL ENERGY STORAGE SYSTEM
PATENT PENDING IN THE US

4) STATOR COOLING SYSTEM FOR A FLYWHEEL ENERGY STORAGE SYSTEM
PATENT PENDING IN THE US

INSTALLATION CONFIGURATION IS FLEXIBLE TO MEET THE APPLICATION

- 1MW flywheel units can be installed individually or in groups of one or more, increasing capacity
- For transit applications, units can be deployed trackside or at a local substation
- For seaport crane applications, units can serve individual cranes or a networked group of cranes
- Units can be installed above or below grade, reducing obstruction



Helix Power

Installation depiction is representative only

Projected market size is greater than 75k units

Planned production reaches 1,000 units/year and $1 billion annual sales by 2035



Forecasted Annual Revenue ($ millions)
$1,250
$1,000
$750
$500
$250
$0
2022
2024
2026
2028
2030
2032
2034

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

60,000 units



GRID
BALANCING

10,000 units

TRANSIT

6,000 units

SEAPORT
CRANES

2,000 units

MICROGRIDS

Helix can enable a reliable zero-emissions grid and extend the life of other system assets

Replacing fossil fuel energy generation with intermittent renewable energy sources leaves the grid unable to fluctuate supply to meet demand

Long term energy storage and gas turbine gen sets are used to compensate for fluctuating demand, but rapid fluctuation increases wear and tear on these assets

Flywheel storage manages short term fluctuations and extends the life of other balancing assets



Old Grid

fossil fuel generation

Green Grid

short term storage

long term storage

renewable generation

APPLICATIONS
TRANSIT

Helix can provide an estimated 30% energy use reduction for a city's largest electricity consumer

All rapid transit systems are equipped with regenerative braking, creating momentary surplus energy

Without energy storage, the braking energy is currently wasted

The Helix system is designed to absorb energy when a train is braking and return the energy when it is accelerating



+
Power
-
Braking
Recycled Energy
Acceleration

Helix can reduce seaport energy usage, increasing productivity

Seaport crane hoists use regenerative braking when lowering containers

- Storing this energy allows for reuse when containers are being lifted
- Up to 50% estimated energy savings by reusing energy

Supplementing ship-to-shore crane power with stored energy allows crane hoists to use more power, moving loads faster

- Faster movement increases dockside throughput



charge

discharge

APPLICATIONS
MICROGRIDS

Emerging microgrid concepts will require energy storage solutions like Helix offers

Microgrids are an emerging market and could prove to be a significant strategy for the path to zero-emissions and grid reliability.

Microgrids are the localized grouping of electrical services within a municipality or large institution, such as a university or hospital.

Microgrids are often connected to the public grid, but they do not need to be. The ability to operate independent from the public grid means energy generation and demand are balanced locally and services are not reliant on public grid performance.

Energy storage solutions, like Helix's flywheel technology, are needed to fill the gap between energy generating and energy consuming equipment.


Public Grid
EV Charging
Transit
DC Hub
Helix Power
Energy Storage
Retail
Renewable Supply

Adapted from: IEEE Electrification Magazine, vol. 8, no. 1, pp. 12-23, March 2020, doi: 10.1109/MELE.2019.2962886.

THE HELIX BENEFIT

- High Power Units (our initial unit is 1MW)
- Total operating cost, for this power profile, is est. 90% cheaper than other energy storage technologies, such as Li-ion batteries, hydrogen fuel cells, and others
- Up to 800 ton reduction in greenhouse gases per unit/year
- No environmental disposal cost
- Scalable by grouping multiple units
- Continuous, short duration charge/discharge (est. 90 seconds)
- Over 1 million cycles possible, estimated 20 year life span
- Small form factor, able to be installed with limited space

Full discharge capability, with long life, enable a high power solution at low cost

Management Team



MATTHEW LAZAREWICZ
PRESIDENT & FOUNDER
- 20 years energy storage experience
- Beacon Power, CTO
- BSME, MSME & MS Management from MIT



KEVIN BLACKMAN
CO-FOUNDER & ADVISOR
BUSINESS OPS
- Corporate strategist and entrepreneur
- JD from University of Chicago; MPP from Harvard University; AB from Brown University



JOHN BOURNEUF
VP, OPERATIONS
- 7 years startup development
- 40 years large industrial development(GE Aviation, Belcan, Precision Cast Parts)
- BSME – Notre Dame; MSME – Northeastern. MS Management MIT Sloan Fellow



PHILIP MEYER
DIRECTOR OF ENGINEERING &
DEVELOPMENT
- 20 years project and engineering management
- BSME from Case Western Reserve University; MBA from Xavier University

THE PREPARATION IS DONE
THE MOMENT IS NOW


5 years of design development and review
Supply chain established and contracts placed
$2.5 million NYSERDA grant (**$1m design phase funded**)
$1.25 million US Dept. of Energy grant
$1.0 million grant (pending)
Patent application and proprietary information protection
Completed market confirmation studies with cooperation from actual customers
Now
Build & Test
Commercial Growth
1-2 years

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Appendix

HELIX IS DIFFERENTIATED FROM OTHER TECHNOLOGY IN THE HIGH POWER, SHORT DURATION MARKET

TECHNOLOGY	HIGH POWER 1MW+	90 SECONDS DURATION	HIGHLY CYCLIC DUTY CYCLE	CONTINUOUS OPERAITON	COMPACT FORM FACTOR
Helix Flywheel	🟢	🟢	🟢	🟢	🟢
Batteries	🟢	🟢	⛔	⛔	⛔
Capacitors	🟢	⛔	🟢	⛔	🟡
UPS Flywheels	🟡	🟡	⛔	🟢	🟢
Long Duration Flywheels	⛔	🟢	🟡	🟡	⛔

HELIX'S BOARD OF ADVISORS ARE STEEPED IN ADVANCED ENERGY TECHNOLOGY

DON BENDER

- Currently at Sandia National Laboratories
- AFS Trinity Power, CTO
- BSME, MSME from MIT

DR. JOE M. RIFE

- Executive in Residence Greentown Labs
- BSME, MSME from MIT
- PhD from MIT

DR. HERMAN WIEGMAN

- Former GE Global Research, Electrical systems & energy storage expert
- BSEE from WPI; PhD EE, U. Wisconsin

DR. ROBERT BACHRACH

- Retired Applied Materials, Corporate Director of Technology
- BS from MIT; PhD U. Illinois


Photo: GE


Photo: Beacon Power


Photo: Beacon Power

HELIX HAS MANY FUNDERS, COLLABORATORS AND SUPPORTERS

FUNDERS

















nyserda
Energy. Innovation. Solutions.

U.S. DEPARTMENT OF ENERGY / Sandia National Laboratories

MASSACHUSETTS CLEAN ENERGY CENTER

COLLABORATORS & SUPPORTERS

GREENTOWN LABS

MTA New York City Subway

conEdison

massDOT
Massachusetts Department of Transportation

SourceOne
A Veolia Energy Company

www.helixpower.com



EXHIBIT E
Video Transcript

Helix Power Corporation

"Helix Power Energy Storage"
Public Overview

[Disclaimer]

[Helix Power Logo: Showing Diagram of Energy Supply vs Demand and the Gap Within]

[Narrator]
"Hi, and thanks for coming to Helix Power. We've begun an energy transition to a zero emissions future."

"The shift in industry prioritization is already happening. You can see it in the increase in electric vehicles on the road and wind turbines on the horizon. With this exciting transition, there are still hurdles that need to be overcome."

"The proliferation of renewable energy generation, like wind and solar, has created inherently intermittent energy supply with previously unseen peaks and valleys. On the demand side, continued electrification of automobiles, mass transit, and climate control, has created an ever-increasing electricity demand, with higher short-term surges."

"Helix Power fills the gap between supply and demand to make the zero emissions future possible."

[Text shown with design and features of Helix Power's energy storage solution]

"We can fill the gap of short term energy storage. By storing the energy when there is surplus supply, we can redistribute it when there is excess demand."

"To do this, Helix Power has developed a flywheel energy storage system. It can charge and discharge 1MW of power. The charge/discharge cycle lasts 90 seconds each, and it can operate continuously for an estimated 20 years."

[Text shown describing the flywheel technology]

"How a flywheel stores energy is relatively simple. Surplus energy is used through an electric motor, to spin a large rotor. In our case, that rotor is about 3 feet in diameter by 6 feet tall, or roughly 1 meter by 2 meters. Then, when the energy is needed, the inertia of that spinning rotor is used to drive a generator, which creates electricity. It's like a battery, except the energy is stored in the form of kinetic energy, instead of a chemical reaction."

"The flywheel we've developed is remarkable because we believe there is no other technology that can deliver this level of power for over 20 years. One or more units can be installed together and deliver emissions-free, on-demand energy for a generation. There is little to no maintenance, there is no

environmental disposal cost at the end of its life, and most important, costs over the 20 years span is 1/10th that of existing technologies."

[Slide showing potential market sizes for each sector, as well as projected revenues]

"We estimate the market to be in excess of 70,000 units. Our primary industry segments are power grid balancing, rapid transit, and seaports. We encourage you to see the rest of our site for more details on how our technology works for each of these industries."

"Our production plan includes commissioning our first unit this year, with production ramping up to 1,000 units per year and $1 billion annual revenue within 15 years."

[Slide showing team headshots and experiences]

"Helix Power was founded by world-leading flywheel experts, including Matt Lazarewicz, who was the Chief Technology Officer at Beacon Power, and has over 20 years experience in the energy storage industry."

[Slide showing funders and collaborators logos]

"To date, Helix Power has been funded by a series of grants at the federal and state level."

"The New York State Energy Research and Development Authority, or NYSERDA, has awarded Helix Power $2.5 million dollars in funding, with a focus on integrating our technology with the New York City Subway. The U.S. Department of Energy has awarded Helix Power an additional $1.25 million in funding."

"Helix Power is also a member of Greentown Labs, North America's largest climate-tech incubator site."

[Helix Power Logo: with text "Let's make the energy transition happen together"]

"Thanks again for your interest in our mission. We look forward to making the energy transition happen with you."

--